October 14, 2010

Filed via EDGAR

Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Washington, DC  20549

Re:	New York Mortgage Trust, Inc.
Form 10-K for the year ended December 31, 2009
File No. 1-32216

Dear Mr. Woody:

New York Mortgage Trust, Inc., a Maryland corporation (the “Company”), is transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 22, 2010.

For convenience of reference, each comment contained in your September 22, 2010 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations - Comparison of Years Ended December 31, 2009, 2008 and 2007

Comparable Net Interest Income, page 58

1.	Please refer to the table on page 59. Please tell us how you define each of the columns in this table. Please provide this disclosure in future filings and provide us with your proposed disclosure.

RESPONSE:  The Company advises the Staff that it defines each of the columns in the table on page 59 as follows:

1.	Average Interest Earning Assets

Our average interest earning assets is calculated each quarter as the daily average balance of our investment securities available for sale, excluding unrealized gains and losses, and our mortgage loans held in securitization trusts.

2.	Weighted Average Coupon

The weighted average coupon reflects the weighted average rate of interest paid on the underlying securities or mortgage loans, net of fees paid.  The percentages indicated in this column are the interest rates that will be effective through the interest rate reset date and have not been adjusted to reflect the purchase price we paid for the face amount of the security.

3.	Weighted Average Cash Yield on Interest Earning Assets

Our weighted average cash yield on interest earning assets was calculated by dividing our annualized interest income from investment securities and loans held in securitization trusts for the quarter by our average interest earning assets.

4.	Cost of Funds

Our cost of funds was calculated by dividing our annualized interest expense from investment securities and loans held in securitization trusts for the quarter by our average financing arrangements, portfolio investments and collateralized debt obligations.

5.	Net Interest Spread

Difference between our weighted average cash yield on interest earning assets and our cost of funds.

6.	Constant Prepayment Rate (CPR)

Our constant prepayment rate is the proportion of principal of our pool of loans that were paid off during each quarter.

The Company will provide the above definitions in footnotes to the table on page 59 in future filings.

Signatures, page 75

2.
Please confirm if Steven Mumma also serves as your controller or principal accounting officer. In future filings, please identify the person that serves as your controller or principal accounting officer. Please see General Instruction D to Form 10-K.

RESPONSE:  In response to the Staff’s comment, the Company confirms for the Staff that Steven R. Mumma served as the Company’s principal accounting officer from the time he was appointed Chief Financial Officer on November 3, 2006 until October 4, 2010.  The Company further advises the Staff that effective October 4, 2010, the Company’s Board of Directors appointed Fredric S. Starker as the Company’s new Chief Financial Officer.  In this role, Mr. Starker will serve as both the principal financial officer and the principal accounting officer.  The Company will identify Mr. Starker as serving in each of these roles in future filings.

3.  Mortgage Loans Held in Securitization Trusts, page F-18

3.
Please tell us how loans that are determined not to be individually impaired are considered in the assessment of an allowance under SAB 6L, subtopics 450-10 and 450-20 of the FASB Accounting Standards Codification and paragraphs 310-10-35-35 and 310-10-35-36 of the FASB Accounting Standards Codification. Additionally, explain to us how you considered the referenced guidance in determining whether an allowance was required for probable credit losses inherent in the remaining portion of your loan portfolio that was not identified as individually impaired.

RESPONSE:  The Company advises the Staff that a loss would be recognized on loans that are determined not to be individually identified if it is probable that a loss has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.  Disclosure of a contingency is made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the following conditions exists:

a.	an accrual has not been made for a loss contingency because the loss is not probable or cannot be reasonably estimated or,

b.	an exposure to loss exists in excess of the minimum amount accrued pursuant to the provisions of paragraph 450-20-30-1.

Under Subtopic 450-20 of the FASB Accounting Standards Codification, a loss would be recognized if characteristics of a loan indicate that it is probable that a group of similar loans includes some losses even though the loss could not be identified to a specific loan.  However, in accordance with section 310-10-35 of the FASB Accounting Standards Codification, losses are not recognized before it is probable that they have been incurred.  Historically, the registrant’s allowance for loans that have been individually identified has been sufficient to cover any losses that have occurred on loans that have not been individually identified.  Not all of the individually identified loans have resulted in losses in the magnitude estimated or at all. Differences, if any, have not been material.

5.  Financing Arrangements,  Portfolio Investments, page F-22

4.
Please enhance your disclosure regarding your ability to meet additional haircuts or market valuation requirements and discuss the relative ease and timing it would take to convert amounts to cash to meet these needs.

RESPONSE:  In response to the Staff’s comment, the Company proposes to add the following to the disclosure on page F-22:

“As of December 31, 2009, the Company had $24.5 million in cash and $85.6 million in unencumbered securities, including $25.2 million in Agency RMBS, to meet additional haircut or market valuation requirements.  The $24.5 million of cash and the $25.2 million in agency securities (which collectively, represents 58% of our financing arrangements, portfolio investments) are liquid and could be monetized to pay down or collateralize the liability immediately.”

5.	With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements. If you do, we ask that you:

•	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

•	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

•	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

•	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

•
Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings.  To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

•
Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

•
Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries.  If you have any such concentrations, please discuss the reasons for them.

•
Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

RESPONSE:  The Company advises the Staff that it does not account for any of its repurchase agreements as sales for accounting purposes in its financial statements.

6.
For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years and all quarterly periods during 2010. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts. Please include this disclosure in your MD&A in future filings.

RESPONSE:  The Company advises the Staff that for those repurchase agreements that it accounts for as collateralized financings, it has quantified the average quarterly balance for each of the past three years and all quarterly periods during 2010.  In addition, the Company has quantified the period end balance for each of those quarters and the maximum balance at any month-end and explained the causes and business reasons for significant variances among these amounts.  Please refer to the following chart for this information.  The Company will include this disclosure in its MD&A in future filings.

Repurchase Agreements Average Balance Analysis
(Dollars in thousands)
	Ending	Quarterly Average	Maximum Balance at Any Month-end	Comments
				(Amounts are approximated)
3/31/2007	$434,894	$714,474	$785,485	Sold $169,000 in February 2007; Sold $148,000 in March 2007
6/30/2007	423,741	414,657	423,741
9/30/2007	327,877	363,644	376,906
12/31/2007	315,714	321,327	323,584
3/31/2008	431,648	535,015	971,570	Bought $731,000 January/ February 2008; Sold $587,000 in March 2008
6/30/2008	417,949	421,695	418,169
9/30/2008	406,295	422,016	435,405
12/31/2008	402,329	401,816	411,913
3/31/2009	276,182	388,188	367,515	Sold $152,000 in March 2009
6/30/2009	188,151	224,805	204,087
9/30/2009	194,745	205,032	201,151
12/31/2009	85,106	136,587	98,901	Sold $98,000 in October 2009
3/31/2010	75,799	82,808	83,812
6/30/2010	60,315	70,432	72,951

7.	In addition to the above, please tell us:

•
Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

•
Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

•
Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff - the general principle for offsetting - does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

RESPONSE:  The Company advises the Staff that it has no securities lending transactions that it accounts for as sales pursuant to the guidance in ASC 860-10.  The Company further advises the Staff that it does not have any transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that it accounts for as sales pursuant to the guidance in ASC 860.  Finally, the Company advises the Staff that it has not offset financial assets and financial liabilities in the balance sheet where a right of setoff – the general principle for offsetting – does not exist.

8.
If you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraph (a)(1) of (a)(4) of Item 303 of Regulation S-K.

RESPONSE:  The Company advises the Staff that it has not accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales.

Schedule 14-A

Our Board’s Role in Risk Oversight, page 16

9.
On page 17, we note that the compensation committee “does not believe that its compensation policies encourage excessive risk-taking ….”  It appears that the noted disclosure was provided in response to Item 402(s) of Regulation S-K. If it was determined that your compensation policies and practices are not reasonably likely to have a material adverse effect on you, please describe the process you undertook to reach the conclusion that disclosure is not necessary.

RESPONSE:  The Company advises the Staff that the compensation committee generally considers whether the Company’s compensation programs encourage excessive risk taking during its annual review of such programs, which typically occurs during the first quarter of each year.  As a general rule, in reviewing and setting the Company’s compensation programs annually, the compensation committee intends that the compensation programs established by it are designed in a manner to not encourage excessive risk-taking.  Thus, implicit in the compensation committee’s approval of our compensation programs is a determination that such programs do not encourage excessive risk-taking.  In reaching this determination, the compensation committee considers: (i) the amount of total compensation paid historically to its named executive officers, (ii) the amount of compensation budgeted for the current fiscal year, (iii) the structure of the Company’s current compensation policies and plans and the maximum amounts payable under such plans during a given year, (iv) the number of persons employed by the Company and the role and responsibilities of each such person, (v) the process for determining and approving annual base salaries for the named executive officers, (vi) the structure and form of annual incentive compensation, (vii) the amount of non-cash compensation that is paid in the form of long-term incentive awards, and (viii) the process for approval of new investments that are likely to involve greater risk.  With respect to (viii) above, pursuant to the Company’s Investment Guidelines adopted by its board of directors, substantially all of its new investments in 2009 and 2010 required the review and approval of the Company’s independent directors, each of whom is a member of the compensation committee.  Finally, prior to inclusion of the statement that is made in the Company’s 2010 proxy statement, which is referenced above in the Staff’s comment, the statement is reviewed and approved by the compensation committee.

Proposal One: Election of Directors, page 5

Nominees for Election as Directors, page 5

10.
We note your disclosure regarding your director nominees which states the qualifications and skills of such individuals to serve as directors. For each director nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please see Item 401(e)(1) of Regulation S-K. Please provide this disclosure in future filings and provide us with your proposed disclosure.

RESPONSE:  In response to the Staff’s comment, the Company agrees to provide the requested disclosure in future filings.  Based on the current composition of the Company’s board of directors, taking into account the Company’s current business and structure, the Company proposes the following disclosure in response to the Staff’s comment:

“James J. Fowler. Our board concluded that Mr. Fowler should serve as a director of our Company because of his extensive experience in and knowledge of the acquisition and management of the broad class of investment assets that we target for our own portfolio, which he has obtained through significant tenures at JMP Group Inc. and other investment banking firms.  Mr. Fowler has been designated by HCS as its director designee pursuant to our advisory agreement with HCS.

“Steven R. Mumma. Our board concluded that Mr. Mumma should serve as a director of our Company because of his significant operational, financial and accounting experience in, and knowledge of, our Company, which he has served since our inception in 2003, and the broader mortgage-backed securities industry, where he has worked for more than 20 years.  As Chief Executive Officer of our Company, Mr. Mumma also serves as a critical link between management and our Board of Directors.”

“Alan L. Hainey.  Our board concluded that Mr. Hainey should serve as a director of our Company because of his valuable business, leadership and management skills obtained during his 30-plus years in the mortgage banking business, including as President of GE Capital’s mortgage banking business and as a member of its executive counsel.”

“Steven G. Norcutt.  Our board concluded that Mr. Norcutt should serve as a director of our Company because of his extensive operating, business and financial experience gained from significant tenures in both the mortgage lending and mortgage portfolio management businesses, as well as his current role as President of Shafer Richardson, Inc., a commercial real estate company.”

“Daniel K. Osborne.  Our board concluded that Mr. Osborne should serve as a director of our Company because of his expertise in finance and accounting and his prior experiences in key finance roles within our industry, including as co-founder and Chief Financial Officer of a mortgage REIT, as well as his investment advisory experience at Vantage Pointe Capital, LLC.”

Executive Compensation, page 25

Compensation Discussion and Analysis, page 25

Process for Setting Executive Compensation, page 26

11.
You disclose that in determining compensation for a specific executive, the Compensation Committee considers many factors, including the executive’s job performance compared to goals and objectives established for the executive at the beginning of the year, the compensation levels of competitive jobs, and your financial performance and financial condition and certain discretionary factors. Please provide additional disclosure for each of these items. For example, please disclose the goals and objectives for each of your executives as well as their actual job performance compared to such goals and objectives. Disclose the compensation levels of competitive jobs. We also note the disclosure on page 28 regarding your performance, but please disclose in greater detail your financial performance and financial condition and the specific contributions of Messrs. Mumma and Reese to your financial performance and financial condition. Please provide this disclosure in future filings and provide us with your proposed disclosure.

RESPONSE:  In response to the Staff’s comment, the Company proposes to revise the section under the caption “Process for Setting Executive Compensation” as follows:

“Process for Setting Executive Compensation

The Compensation Committee has primary responsibility for setting and approving the compensation of our Chief Executive Officer and reviewing, approving and recommending to our Board of Directors, compensation for our other named executive officer in a manner that is effective and consistent with our overall executive compensation strategy.  As part of that responsibility, the Compensation Committee reviews on an individual basis the performance of our named executive officers, including the Chief Executive Officer.  As part of its process, the Compensation Committee considers the recommendations of our Non-Executive Chairman, with respect to the compensation of our named executive officers, and of our Chief Executive Officer, with respect to the compensation of Mr. Reese.  Mr. Reese first became a named executive officer at the end of our 2009 fiscal year.  Prior to him becoming a named executive officer, all compensation decisions related to Mr. Reese were determined and approved by management, subject to the oversight of the Compensation Committee.

Historically, the Compensation Committee has reviewed compensation levels for our named executive officers near the beginning of each calendar year.  As part of its annual review of the compensation paid to our named executive officers, the Compensation Committee typically considers a number of factors in determining compensation, including the nature of the executive’s job, the executive’s job performance compared to goals and objectives established for the executive at the beginning of the year, the experience level of the executive in his or her current position, the compensation levels of competitive jobs within our peer group (defined below), our financial performance and financial condition and certain discretionary factors.  With respect to our financial performance and financial condition, the Compensation Committee focuses primarily on earnings results, changes in book value per share and the amount and consistency of dividends paid, although in recent years the Compensation Committee has not established specific financial targets or goals for the named executive officers.  Discretionary factors may include consideration of leadership, loyalty and other factors determined from time-to-time by the Compensation Committee that may not be readily discernible from our financial statements.

The factors described above may vary from year to year in importance to, and usage by, the Compensation Committee, depending upon market conditions, corporate priorities and individual circumstances.  For example, because of the difficult market conditions facing our Company and our uncertain outlook during 2008 and 2009, which resulted from the financial and credit crisis, as well as the diversification of our investment portfolio towards more credit sensitive instruments in 2009, the Compensation Committee elected to forego the establishment of specific goals and objectives for our named executive officers in each of 2008 and 2009, preferring instead for management to focus on sustaining and strengthening the Company’s operations and balance sheet during a critical time for our Company.

The Compensation Committee reviews all elements of compensation and total compensation payable to each of the named executive officers.  As part of this review, the Compensation Committee typically considers the compensation practices and levels at other companies that it deems generally comparable in structure and strategy, which includes other self-managed mortgage REITs, such as MFA Financial, Inc., Capstead Mortgage Corporation, Anworth Mortgage Asset Corporation, Dynex Capital, Inc. and Redwood Trust, Inc.  We sometimes refer to this group as our “peer group” for purposes of determining compensation.  Relative to our peer group, we are significantly smaller in terms of total assets, shareholders’ equity and staffing.  In terms of compensation paid to our named executive officers, we have in recent years provided total compensation at or near the low end of the range of total compensation provided by our peer group, with total compensation for the chief executive officers of our peer group ranging from approximately $610,000 to approximately $6.2 million.  We do not have a policy of targeting compensation for our named executive officers to any specific level within the range of total compensation paid by our peer group (i.e., median, upper or lower); rather, we attempt to compensate our named executive officers in a manner that is both competitive enough to retain their services and rewards performance, but is also consistent with our needs as a small company to preserve capital and maintain an appropriate expense structure.”

The Company advises the Staff that it is disclosing the additional detail regarding the Company’s financial performance and financial condition and the specific contributions of Messrs. Mumma and Reese to the Company’s financial performance in response to comment 12 below.

Executive Compensation Program Components, page 26

Annual Incentive Compensation, page 27

12.
You disclose that you award discretionary cash bonuses to the named executive officers based on your financial and operating performance during 2009 and such officers’ contributions to your performance. Please explain how your financial and operating performance during 2009 and the named executive officers’ contributions led to the decision to award bonuses and the amount of such bonuses. Please provide this disclosure in future filings and provide us with your proposed disclosure.

RESPONSE:  In response to the Staff’s comment, the Company proposes to replace the third paragraph under the caption “Executive Compensation Program Components ― Annual Incentive Compensation” in the Company’s 2010 proxy statement with the following paragraphs:

“Pursuant to the 2009 Employment Agreement, Mr. Mumma was eligible to participate in our annual cash incentive bonus plan to be established by the Compensation Committee.  Under this agreement, Mr. Mumma was eligible to receive a total cash incentive bonus, upon satisfaction of various performance criteria to be established by the Compensation Committee, in the range of $300,000 to $600,000, which we refer to as the “target bonus.”  As previously noted, given the continued uncertain outlook for our Company that resulted from the ongoing financial and credit crisis and the diversification of our portfolio towards more credit-sensitive and alternative financial instruments, the Compensation Committee elected to not adopt a formal performance bonus plan for the 2009 fiscal year, instead determining that it would award discretionary cash bonuses to the named executive officers in early 2010 based on our financial and operating performance during 2009 and the named executive officers’ contributions to our performance.  As part of its process for determining the amount of the discretionary bonus to be paid to each named executive officer, the Compensation Committee noted that (i) we achieved our most profitable year since inception, generating net income of approximately $11.7 million or $1.25 per share in 2009 while paring four consecutive years of losses, (ii) our book value per common share increased by 59% in 2009 to $6.69 from $4.21 in 2008, (iii) for the first time in a number of years, in 2009, we declared four straight quarters of increasing or flat dividends relative to the prior quarter, and (iv) we completed our first non-RMBS investment through the purchase of $9.0 million of collateralized loan obligations, which by the end of 2009, had generated a positive return.  Thus, the Company’s financial performance and condition significantly improved during the 2009 fiscal year relative to prior years.

In addition, the discretionary annual cash incentive bonuses awarded by the Compensation Committee for 2009 took into account the executive officer’s leadership and dedication to our Company during challenging economic and operating conditions in 2008.  As a small company, we were particularly vulnerable to the crisis that gripped the credit and capital markets in March 2008 and again in the fall of 2008.  For example, in March and April of 2008, we elected to sell approximately $593 million of our Agency RMBS position, or 56%, in an effort to improve our liquidity position.  During this time, in the opinion of the Compensation Committee, the named executive officers worked diligently under difficult and challenging circumstances to meet margin calls, maintain funding sources and reposition the portfolio in response to these market conditions, while working for significantly less compensation as a result of the strategic investment by JMP Group Inc. and certain of its affiliates in our Company.  The Compensation Committee believes that the leadership and loyalty displayed by these officers was instrumental in our navigation of those difficult market conditions during 2008.

Since exiting the mortgage lending business in 2007, we have reduced our employee head count from 661 to four full-time employees as of December 31, 2009.  As a small public company, our named executive officers are required to balance a number of different responsibilities that would likely be allocated to a larger number of people at bigger companies.  For instance, Mr. Mumma not only serves as our Chief Executive Officer and President, but also serves as our Chief Financial Officer (in such capacities, Mr. Mumma is our principal executive, financial and accounting officer).  Mr. Reese, our other named executive officer, performs multiple functions as our Vice President, including treasury, back office administration and loan servicing oversight.  Of our four employees, Messrs. Mumma and Reese are directly responsible for managing our portfolio of assets and the financing that supports those assets, and as such, have the largest impact on our daily operations and performance.

In light of the Company completing its most profitable year since becoming a public company in 2004, four consecutive quarters of increased net income and increased or flat dividends declared in 2009, the diversification and restructuring of our investment securities portfolio, strengthening of our liquidity position and the significant contributions of Messrs. Mumma and Reese that helped lead to these results, on March 15, 2010, the Compensation Committee approved a discretionary cash bonus of $600,000 to Mr. Mumma and a discretionary cash bonus of $175,000 to Mr. Reese.  Upon the recommendation of our Chief Executive Officer and the Compensation Committee and pursuant to the Compensation Committee’s charter, our Board of Directors approved Mr. Reese’s discretionary cash bonus.  In determining the size of the bonus to be paid to Mr. Mumma, the Compensation Committee considered the range of the target bonus that Mr. Mumma would have been eligible to receive had the Compensation Committee elected to not adopt a formal performance bonus plan for the 2009 fiscal year.  Because the Compensation Committee viewed the above achievements and Mr. Mumma’s contributions to those achievements to exceed the upper end of any expectations they may have had for the Company’s performance in 2009, the Compensation Committee elected to award Mr. Mumma the maximum amount of annual cash incentive bonus ($600,000) that he was otherwise eligible to earn under his employment agreement.  In determining the amount of cash incentive bonus to pay to Mr. Reese, the Compensation Committee relied on the recommendation of our Chief Executive Officer, who recommended a total 2009 compensation package for Mr. Reese in the range of $375,000 to $400,000, based on reasons listed above.

Long-Term Incentive Compensation, page 28

13.
You disclose the size of the restricted stock awards were influenced by your desire to increase the executive’s ownership stake in you and with regard to the total amount of compensation to be earned by them. Please also disclose how these amounts - 62,000 shares of restricted stock to Mr. Mumma (having a grant date fair value of $327,360) and 12,000 shares of restricted stock to Mr. Reese (having a grant date fair value of $63,360 - were decided upon. Please provide this disclosure in future filings and provide us with your proposed disclosures.

RESPONSE:  In response to the Staff’s comment, the Company proposes to replace the first paragraph under the caption “Executive Compensation Program Components ― Long-Term Equity Incentive Compensation” in the Company’s 2010 proxy statement with the following paragraphs:

“The third component of our executive compensation program is targeted toward providing rewards for long-term performance.  The Compensation Committee believes that long-term incentives are important to motivate and reward the named executive officers for maximizing stockholder value.  Long-term incentives are provided primarily by grants of restricted stock under our stock plans, which are administered by the Compensation Committee.  Prior to 2009, our named executive officers had received no long-term equity incentive awards since completion of our initial public offering in 2004 primarily due to the Company’s falling stock price from late 2005 through 2009 and the dilutive effects such awards would have had on shares held by existing stockholders of our Company during those times.  However, beginning in July 2009, based in part on our improved financial condition and performance and based on the Compensation Committee’s belief that long-term equity incentive compensation is the component of executive compensation best suited to aligning the interests of the named executive officers with our stockholders’ interests, the Compensation Committee re-instituted long-term equity incentive awards in the form of time-vested restricted stock awards.  As a result, the Compensation Committee awarded 62,000 shares of restricted stock to Mr. Mumma (having a grant date fair value of $327,360) and 12,000 shares of restricted stock to Mr. Reese (having a grant date fair value of $63,360) in July 2009.  The size of the awards were influenced by (i) our desire to increase the executive’s ownership stake in our Company and (ii) our desire to increase the amount of non-cash, long-term incentive compensation earned by our named executive officers as a percentage of their total compensation, while taking into account the total amount of compensation to be earned by them.  With respect to the size of the restricted stock awards to Messrs. Mumma and Reese, the Compensation Committee sought to issue a number of shares of restricted stock that would be equivalent in value to approximately, in the case of Mr. Mumma, one-third of his total compensation in 2009, assuming Mr. Mumma received the midpoint of the target bonus due to him in 2009 under his employment agreement, and, in the case of Mr. Reese, approximately one-quarter of his total compensation in 2009, assuming Mr. Reese received an cash bonus equal to 50% of his base salary.

Pursuant to the restricted stock award agreements for these restricted shares, one-third of the restricted shares vested upon issuance, with the remaining two-thirds of the restricted shares scheduled to vest ratably on the first and second anniversary of the date of grant.  The Compensation Committee expects that future restricted stock awards will vest ratably over three years.  Due in part to the extended absence of long-term equity incentive awards as a component of executive compensation and in recognition of our employees contributions and loyalty during three very challenging and volatile years, the Compensation Committee elected to cause one-third of the 2009 restricted stock grants to vest upon issuance in July 2009.”

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (212) 792-0109.

Sincerely,

/s/ Steven R. Mumma

Steven R. Mumma
Chief Executive Officer and President

cc:	Howard Efron
Phil Rothenberg
Duc Dang
Fredric S. Starker
Daniel M. LeBey
Christopher C. Green

17